United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 000-31380	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	March 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

ATLAS MINING CO
Full Name of Registrant

Former Name if Applicable
110 Greene St., Suite 1101
Address of Principal Executive Office (Street and Number)
New York, New York 10012
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not been able to file Quarterly and Annual Reports since the Quarterly Report for the period ended June 30, 2007 due to an internal investigation into the accounting and other issues identified in the Company's press release dated October 9, 2007. Until the Company has dealt with the conclusions of the investigation and corrected certain reports and filed all delinquent reports, the Company will not be in a position to file the Company's Quarterly Report of Form 10-Q for the quarter ended March 31, 2009.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Christopher T. Carney	208	556-1181
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  10-Qs for the periods ended March 31, June 30, and September 30, 2008 and the 10-K for the year ended December 31, 2008.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The contract mining business was discontinued as of December 31, 2008. The contract mining operations accounted for all the revenues (estimated to be approximately $1.55 million) and gross profit (estimated to be approximately $530,000) in the first quarter of 2008.

Christopher T. Carney
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-14-2009	By /s/	Christopher T. Carney	Title:	Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).